Exhibit 99.1

Allot Announces Third Quarter 2024 Financial Results

Reports non-GAAP operating profit for the first time in three years

Hod Hasharon, Israel – November 19, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the third quarter of 2024.

Financial Highlights for the Third Quarter

•	Revenues of $23.2 million were up 5% sequentially and 3% year over year, representing a return to growth,;

•	Non-GAAP gross margin was 71.7%;

•	Security as a Service (SECaaS) revenues continued to grow strongly, increasing 69% year-over-year to $4.7 million, in line with expectations; September 2024 SECaaS ARR* was $17.2 million;

•	Non-GAAP operating profit was $1.1 million, GAAP operating loss was $0.2 million;

•	Positive operating cash flow of $1.9 million;

•	Net cash** increased by $2.0 million versus June 30, 2024.

Financial Outlook

For the fourth quarter of 2024, Allot management expects to remain around breakeven on a non-GAAP operating profit basis and to generate positive operating cash flow, contributing to a further improvement in the balance sheet net cash position.

Management expects a double-digit growth year over year for full year SECaaS revenue and SECaaS ARR*.

Management Comment

Eyal Harari, CEO of Allot commented, “We are pleased with the continued progress made this quarter in strengthening Allot’s financial position through our cash generation, and we are particularly pleased with our first positive non-GAAP operating income in three years. Revenue grew both sequentially and year over year, and revenue from our security growth engine continues to grow very strongly.

“Our security as a service solution continues to gain traction. We recently expanded our business and launched new services with Vodafone and MEO. These newly announced customer-wins further broaden the potential subscriber base which can benefit from our security solutions and strengthen our recurring revenue base over the long term.”

“As we finalize our strategy for long-term growth and profitability, we are positioning ourselves as a security-first company by unifying our network intelligence and security offerings. We believe that this integrated approach will enhance our value proposition and lay a new foundation for long-term profitable growth. I am increasingly optimistic about Allot’s future,” concluded Harari.

Q3 2024 Financial Results Summary

Total revenues for the third quarter of 2024 were $23.2 million, a 3% increase compared to $22.6 million in the third quarter of 2023. It was also a sequential improvement of 5% compared with $22.2 million reported in the prior quarter.

Gross profit on a GAAP basis for the third quarter of 2024 was $16.4 million (gross margin of 70.4%), a 56% increase compared with $10.5 million (gross margin of 46.3%) in the third quarter of 2023.

Gross profit on a non-GAAP basis for the third quarter of 2024 was $16.7 million (gross margin of 71.7%), a 54% increase compared with $10.8 million (gross margin of 47.9%) in the third quarter of 2023.

Operating loss on a GAAP basis for the third quarter of 2024 was $0.2 million, compared with an operating loss of $12.7 million in the third quarter of 2023.

Operating income on a non-GAAP basis for the third quarter of 2024 was $1.1 million,   compared with an $11.1 million loss in the third quarter of 2023.

Net loss on a GAAP basis for the third quarter of 2024 was $0.2 million, or $0.01 per diluted share, an improvement compared to the net loss of $12.4 million, or $0.32 per basic share, in the third quarter of 2023.

Net income on a non-GAAP basis for the third quarter of 2024 was $1.3 million, or $0.03 income per basic share, an improvement compared to the non-GAAP net loss of $10.8 million, or $0.28 loss per basic share, in the third quarter of 2023.

Operating cash flow generated in the quarter was $1.9 million.

Cash and cash equivalents, short-term bank deposits, short-term restricted deposits, and investments as of September 30, 2024, totaled $54.5 million, versus $53.2 million at the end of the prior quarter and $54.8 million as of December 31, 2023.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its third quarter 2024 earnings results today, November 19, 2024, at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR –  measures the current annual recurring of SECaaS revenues, which is calculated based on estimated revenues for the month of September 2024 and multiplied by 12.

** Net Cash – Cash and cash equivalents, short-term bank deposits and investments net of convertible debt.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$23,235	$22,635	$67,289	$68,808
Cost of revenues	6,871	12,165	20,652	27,523
Gross profit	16,364	10,470	46,637	41,285

Operating expenses:
Research and development costs, net	5,922	9,927	20,397	31,173
Sales and marketing	7,699	10,384	23,400	31,793
General and administrative	2,960	2,822	9,166	24,340
Total operating expenses	16,581	23,133	52,963	87,306
Operating loss	(217)	(12,663)	(6,326)	(46,021)
Financial and other income, net	513	775	1,542	2,554
Profit (Loss) before income tax expenses	296	(11,888)	(4,784)	(43,467)

Tax expenses	540	473	1,326	988
Net Loss	(244)	(12,361)	(6,110)	(44,455)

Basic net loss per share	$(0.01)	$(0.32)	$(0.17)	$(1.18)

Diluted net loss per share	$(0.01)	$(0.32)	$(0.17)	$(1.18)

Weighted average number of shares used in
computing basic net loss per share	39,202,550	38,173,533	38,777,119	37,782,281

Weighted average number of shares used in
computing diluted net loss per share	39,202,550	38,173,533	38,777,119	37,782,281

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$6,871	$12,165	$20,652	$27,523
Share-based compensation (1)	(153)	(178)	(631)	(1,057)
Amortization of intangible assets (2)	(152)	(195)	(456)	(582)
Non-GAAP cost of revenues	$6,566	$11,792	$19,565	$25,884

GAAP gross profit	$16,364	$10,470	$46,637	$41,285
Gross profit adjustments	305	373	1,087	1,639
Non-GAAP gross profit	$16,669	$10,843	$47,724	$42,924

GAAP operating expenses	$16,581	$23,133	$52,963	$87,306
Share-based compensation (1)	(1,016)	(1,163)	(4,085)	(6,177)
Non-GAAP operating expenses	$15,565	$21,970	$48,878	$81,129

GAAP financial and other income	$513	$775	$1,542	$2,554
Exchange rate differences*	139	(47)	343	(328)
Expenses related to M&A activities (3)	-	15	-	43
Non-GAAP Financial and other income	$652	$743	$1,885	$2,269

GAAP taxes on income	$540	$473	$1,326	$988
Changes in tax related items	(45)	(25)	(222)	(75)
Non-GAAP taxes on income	$495	$448	$1,104	$913

GAAP Net Loss	$(244)	$(12,361)	$(6,110)	$(44,455)
Share-based compensation (1)	1,169	1,341	4,716	7,234
Amortization of intangible assets (2)	152	195	456	582
Expenses related to M&A activities (3)	-	15	-	43
Exchange rate differences*	139	(47)	343	(328)
Changes in tax related items	45	25	222	75
Non-GAAP Net income (loss)	$1,261	$(10,832)	$(373)	$(36,849)

GAAP Loss per share (diluted)	$(0.01)	$(0.32)	$(0.17)	$(1.18)
Share-based compensation	0.03	0.03	0.13	0.19
Amortization of intangible assets	0.01	0.01	0.02	0.02
Expenses related to M&A activities	-	0.00	-	0.00
Exchange rate differences*	0.00	(0.00)	-	(0.01)
Changes in tax related items	-	-	0.00	-
Non-GAAP Net income (loss) per share (diluted)	$0.03	$(0.28)	$(0.02)	$(0.98)

Weighted average number of shares used in
computing GAAP diluted net income (loss) per share	39,202,550	38,173,533	38,777,119	37,782,281

Weighted average number of shares used in
computing non-GAAP diluted net income (loss) per share	42,421,818	38,173,533	38,777,119	37,782,281

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$153	$178	$631	$1,057
Research and development costs, net	402	457	1,687	2,413
Sales and marketing	310	408	1,545	2,178
General and administrative	304	298	853	1,586
	$1,169	$1,341	$4,716	$7,234
(2) Amortization of intangible assets
Cost of revenues	$152	$195	$456	$582
	$152	$195	$456	$582
(3) Expenses related to M&A activities
Financial income	$-	$15	$-	$43
	$-	$15	$-	$43

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Septermber 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,226	$14,192
Short-term bank deposits	5,500	10,000
Restricted deposits	481	1,728
Available-for-sale marketable securities	20,276	28,853
Trade receivables, net (net of allowance for credit losses of $25,455 and $25,253 on September 30, 2024 and December 31, 2023, respectively)	17,370	14,828
Other receivables and prepaid expenses	6,710	8,437
Inventories	10,049	11,874
Total current assets	88,612	89,912

LONG-TERM ASSETS:
Severance pay fund	414	395
Restricted deposit	702	158
Operating lease right-of-use assets	7,003	3,057
Other assets	1,039	704
Property and equipment, net	9,393	11,189
Intangible assets, net	458	915
Goodwill	31,833	31,833
Total non-current assets	50,842	48,251

Total assets	$139,454	$138,163

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,124	$969
Deferred revenues	13,895	14,892
Short-term operating lease liabilities	1,357	1,453
Other payables and accrued expenses	19,771	22,094
Total current liabilities	38,147	39,408

LONG-TERM LIABILITIES:
Deferred revenues	7,030	7,437
Long-term operating lease liabilities	5,494	702
Accrued severance pay	944	1,080
Convertible debt	39,923	39,773
Total long-term liabilities	53,391	48,992

SHAREHOLDERS' EQUITY	47,916	49,763

Total liabilities and shareholders' equity	$139,454	$138,163

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(244)	$(12,361)	$(6,110)	$(44,455)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,097	1,251	3,468	3,898
Stock-based compensation	1,169	1,341	4,716	7,234
Amortization of intangible assets	152	277	457	830
Increase (Decrease) in accrued severance pay, net	10	6	(155)	79
Decrease (Increase) in other assets, other receivables and prepaid expenses	(696)	(127)	976	840
Increase in accrued interest and amortization of premium/discount on marketable securities	(392)	(260)	(1,169)	(407)
Increase (Decrease) in operating leases liability	(481)	555	(1,099)	(2,477)
Decrease (Increase) in operating lease right-of-use asset	675	(934)	1,849	2,005
Decrease (Increase) in trade receivables	438	9,600	(2,542)	24,489
Decrease (Increase) in inventories	(443)	4,321	1,825	(777)
Increase (Decrease) in trade payables	2,139	(5,633)	2,155	(7,835)
Increase (Decrease) in employees and payroll accruals	1,575	(2,751)	(2,560)	(5,245)
Decrease in deferred revenues	(3,369)	(1,676)	(1,404)	(2,975)
Increase in other payables, accrued expenses and other long term liabilities	203	1,913	191	89
Amortization of issuance costs of Convertible debt	50	50	150	148
Net cash provided by (used in) operating activities	1,883	(4,428)	748	(24,559)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	-	192	703	(32)
Investment in short-term bank deposits	(5,500)	-	(9,300)	(15,900)
Withdrawal of short-term bank deposits	3,800	16,465	13,800	71,065
Purchase of property and equipment	(286)	(1,308)	(1,672)	(1,868)
Investment in marketable securities	(9,532)	(16,111)	(44,284)	(34,678)
Proceeds from redemption or sale of marketable securities	21,980	11,225	54,040	15,185
Net cash provided by investing activities	10,462	10,463	13,287	33,772

Cash flows from financing activities:

Proceeds from exercise of stock options	(2)	1	(1)	1
Net cash provided by (used in) financing activities	(2)	1	(1)	1

Increase in cash and cash equivalents	12,343	6,036	14,034	9,214
Cash and cash equivalents at the beginning of the period	15,883	15,473	14,192	12,295

Cash and cash equivalents at the end of the period	$28,226	$21,509	$28,226	$21,509

Non-cash activity:
Right-of-use assets obtained in the exchange for operating lease liabilities	$5,795	$77	$5,795	$77

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, top 10 customers as a % of revenues and number of shares

	Q3-2024		YTD 2024		FY 2023
Revenues geographic breakdown
Americas	3.4	15%	9.8	15%	16.6	18%
EMEA	14.6	62%	38.2	56%	56.1	60%
Asia Pacific	5.2	23%	19.3	29%	20.5	22%
	23.2	100%	67.3	100%	93.2	100%

Revenues breakdown by type
Products	8.3	36%	25.1	37%	37.6	40%
Professional Services	1.4	6%	5.6	8%	6.1	7%
SECaaS (Security as a Service)	4.7	20%	11.8	18%	10.6	11%
Support & Maintenance	8.8	38%	24.8	37%	38.9	42%
	23.2	100%	67.3	100%	93.2	100%

Revenues per customer type
CSP	18.7	81%	54.7	81%	75.1	81%
Enterprise	4.5	19%	12.6	19%	18.1	19%
	23.2	100%	67.3	100%	93.2	100%

Top 10 customers as a % of revenues	45%		40%		47%

Total number of full time employees	508		508		559
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	39.2		38.8		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	42.4		41.6		40.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q3-2024:	4.7
Q2-2024:	3.7
Q1-2024:	3.4
Q4-2023:	3.2
Q3-2023:	2.8

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Sep. 2024:	17.2
Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2